UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

CNX MIDSTREAM PARTNERS LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

12654A101

(CUSIP Number)

Donald W. Rush

CNX Midstream GP LLC

CNX Center

1000 CONSOL Energy Drive

Canonsburg, Pennsylvania 15317-6506

(724) 485-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12654A101	13D	Page 1 of 7 Pages

1	Names of Reporting Persons CNX Resources Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 42,107,026
	8	Shared Voting Power 47,692,198
	9	Sole Dispositive Power 42,107,026
	10	Shared Dispositive Power 47,692,198
11	Aggregate Amount Beneficially Owned by Each Reporting Person 89,799,224
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 100.0%
14	Type of Reporting Person CO

CUSIP No. 12654A101	13D	Page 2 of 7 Pages

1	Names of Reporting Persons CNX Gas LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 47,692,198
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 47,692,198
11	Aggregate Amount Beneficially Owned by Each Reporting Person 47,692,198
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 53.1%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 12654A101	13D	Page 3 of 7 Pages

1	Names of Reporting Persons CNX Gas Company LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 47,692,198
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 47,692,198
11	Aggregate Amount Beneficially Owned by Each Reporting Person 47,692,198
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 53.1%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 12654A101	13D	Page 4 of 7 Pages

1	Names of Reporting Persons CNX Gas Holdings, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 897,992
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 897,992
11	Aggregate Amount Beneficially Owned by Each Reporting Person 897,992
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.0%
14	Type of Reporting Person CO

CUSIP No. 12654A101	13D	Page 5 of 7 Pages

Explanatory Note

This Amendment No. 5 (this “Amendment”) amends and supplements the statement on Schedule 13D filed on November 23, 2016 (as amended to date, the “Schedule 13D”) with the Securities and Exchange Commission relating to the common units representing limited partner interests (the “Common Units”) in CNX Midstream Partners LP, a Delaware limited partnership (the “Issuer”). Capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The total consideration paid for the Common Units in connection with the Merger was valued at approximately $385.0 million (based on the closing price of CNX Resources Corporation’s common stock, par value $0.01 per share (the “CNX Common Stock”), on September 25, 2020) and consisted of the issuance of shares of CNX Common Stock in exchange for all of the issued and outstanding Common Units other than Common Units owned by CNX Resources Corporation and its subsidiaries, including the Reporting Persons (each, a “Public Common Unit”). Each issued and outstanding Public Common Unit was converted into the right to receive 0.88 shares of CNX Common Stock.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On September 28, 2020, pursuant to the Merger Agreement, Merger Sub merged with and into the Issuer, with the Issuer continuing and surviving as an indirect, wholly owned subsidiary of CNX Resources Corporation. Pursuant to the terms of the Merger Agreement, each Public Common Unit was converted into the right to receive 0.88 shares of CNX Common Stock. As a result, the Reporting Persons collectively are the beneficial owners of all of the Common Units of the Issuer.

Following the consummation of the transactions contemplated by the Merger Agreement, the Issuer’s Common Units ceased to be listed on the New York Stock Exchange and will be deregistered under the Securities Exchange Act of 1934, as amended.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Statement, the aggregate number of Common Units and percentage of Common Units beneficially owned by each of the Reporting

CUSIP No. 12654A101	13D	Page 6 of 7 Pages

Persons, as well as the number of Common Units as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of following the consummation of the transactions contemplated by the Merger Agreement.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
CNX Resources Corporation	89,799,224	100.0%	42,107,026	47,692,198	42,107,026	47,692,198
CNX Gas LLC	47,692,198	53.1%	0	47,692,198	0	47,692,198
CNX Gas Company LLC	47,692,198	53.1%	0	47,692,198	0	47,692,198
CNX Gas Holdings, Inc.	897,992	1.0%	0	897,992	0	897,992

CNX Resources Corporation is the record holder of 42,107,026 Common Units.

CNX Gas Company LLC is the record holder of 46,794,206 Common Units. CNX Gas Company LLC is a wholly owned subsidiary of CNX Gas LLC, which is a wholly owned subsidiary of CNX Resources Corporation, a publicly traded company listed on the New York Stock Exchange.

Holdings is the record holder of 897,992 Common Units. Holdings is a wholly owned subsidiary of CNX Gas Company LLC, which is a wholly owned subsidiary of CNX Gas LLC, which is a wholly owned subsidiary of CNX Resources Corporation, a publicly traded company listed on the New York Stock Exchange.

(c)    Other than as described in Item 3 and Item 4, during the past 60 days none of the Reporting Persons or the Related Persons has effected any transactions in the Common Units.

(d)    None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

CUSIP No. 12654A101	13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    September 28, 2020

CNX RESOURCES CORPORATION

By:	/s/ Donald W. Rush
Name:	Donald W. Rush
Title:	Chief Financial Officer

CNX GAS LLC

By:	/s/ Donald W. Rush
Name:	Donald W. Rush
Title:	Senior Vice President and Chief Financial Officer

CNX GAS COMPANY LLC

By:	/s/ Donald W. Rush
Name:	Donald W. Rush
Title:	Senior Vice President and Chief Financial Officer

CNX GAS HOLDINGS, INC.

By:	/s/ Donald W. Rush
Name:	Donald W. Rush
Title:	Senior Vice President and Chief Financial Officer